NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

April 28, 2023

Via Edgar Correspondence

Beverly Singleton

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp. (the “Company”) Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted March 31, 2023 CIK No. 0001923780

To whom it may concern:

This letter is in response to the letter dated April 6, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 45

1)	Refer to the second paragraph. We note in the first sentence that in fiscal years ending December 31, 2022, 2021 and 2020, the cost of shipping accounted for 18%, 16% and 6% of total revenue, respectively. However, in the fourth sentence you refer to a decrease in shipping costs as a percentage of the total revenue from fiscal year 2021 to the fiscal year 2022. Please revise to eliminate this inconsistency, and to explain the reasons for the increase in 2022.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the increase in shipping cost as a percentage of the total revenue from fiscal year 2021 to the fiscal year 2022 was due to the increased freight cost per shipment as our revenue decreased in 2022. We revised the disclosure on page 45 of the Amended Registration Statement.

Results of Operations

Comparison of Years Ended December 31, 2022, 2021 and 2020, page 50

2)	Refer to your discussion of net income. Given that your net revenues decreased in the year 2022, please clarify in the second sentence the primary reasons for your increase in net income from 2021 to 2022. Your current disclosure attributes the increase in net income to the increase of revenues along with the decrease of operating expenses.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the increase in net income was primarily due to the significant decrease in research and development expenses in 2022. We revised the disclosure on page 51 of the Amended Registration Statement.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

3)	Given that the audited financial statements are for the three years ended December 31, 2022, 2021 and 2020, please expand this statement to also include the activity covering the year ended December 31, 2020.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised to include the activity covering the year ended December 31, 2020 on page F-5 of the Amended Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer